October 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	David Gessert
Sasha Parikh Lynn Dicker Christine Westbrook

Re:	Yubo International Biotech Limited
Amendment No. 2 to Registration Statement on Form S-1 Filed August 3, 2021 File No. 333-255805

Ladies and Gentlemen:

This letter is submitted on behalf of Yubo International Biotech Limited, a New York corporation (the “Company”), in response to the comments of the staff of the Division of Corporation Finance, Office of Life Sciences (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1, filed with the Commission on August 3, 2021 ( “Amendment No. 2”), as set forth in your letter dated August 19, 2021 addressed to Jun Wang, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting to the Commission via EDGAR Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”), which includes changes that reflect responses to the Staff’s comments, and certain other updates, including the financial statements and results of the Company for the six-month period ended June 30, 2021.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2, and page references in the Company’s responses refer to Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.

Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a U.S. holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your common stock, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
1201 K Street, Suite 1100 ■  Sacramento, California 95814  ■  Tel 916.442.1111  ■  Fax 916.448.1709

U.S. Securities and Exchange Commission

October 12, 2021

Response to Comment No. 1: The Company has revised the prospectus cover page in response to the Staff’s comments.

2.

Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response to Comment No. 2:

The Company has revised the prospectus cover page and the “Summary Risk Factors” subsection under “Prospectus Summary” to highlight the risks related to the Company’s VIE structure and having all of the Company’s operations in China.

3.

Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response to Comment No. 3:

The Company has revised the on the prospectus cover page and pages 1, 33 and 52 to provide clear references to the Company’s holding companies, subsidiaries and the VIE in response to the Staff’s comments.

Prospectus Summary, page 1

4.

Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the company’s corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entities in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the U.S. holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits:

U.S. Securities and Exchange Commission

October 12, 2021

Response to Comment No. 4: The Company has added a subsection titled “Our VIE and China Operations” on page 1 in response to the Staff’s comments.

5.

In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response to Comment No. 5:

The Company has revised the “Summary Risk Factors” subsection under “Prospectus Summary”, “Risks related to our Corporate Structure” and “Risks related to Doing Business in China” in response to the Staff’s comments.

6.

Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response to Comment No. 6:

The Company has added a subsection titled “Licenses and Approvals” listing the permissions that the VIE currently holds for its business operations on page 37 in response to the Staff’s comments and confirms that it has received all requisite permissions. The Company has also added a risk factor “The approval of the CSRC or other PRC government authorities may be required in connection with this offering under PRC law, and, if so required, we cannot predict whether or for how long we will be able to obtain such approval. Any failure to obtain or delay in obtaining such approval for this offering would subject us to sanctions imposed by the CSRC or other PRC government authorities.” to highlight the proposed permission requirements from CSRC and other government bodies required for issuance of the securities on page 23 in response to the Staff’s comments.

U.S. Securities and Exchange Commission

October 12, 2021

7.

Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response to Comment No. 7:

The Company respectfully advises the Staff that, as an early stage company, it currently intends to retain all of its future earnings, if any, to finance the development and expansion of its businesses and, therefore, does not intend to pay cash dividends on the Class A common shares for the foreseeable future. The Company further advises the Staff that up until December 31, 2020, there were no cash transfers or transfers of other assets between the holding company and the VIE. The Company has added a diagram illustrating the cash flows among the holding company, WFOE and the VIE company on page 21 in response to the Staff’s comments

The Company has further revised the risk factors “Restrictions on foreign exchange and the ability to transfer cash between entities, across borders and to U.S. investors may affect the value of your investment.” on page 21 in response to the Staff’s comments.

8.

We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately – as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

Response to Comment No. 8:

The Company respectfully advises the Staff that because the Share Exchange Transaction was completed on January 14, 2021, the Company’s S-1 registration statements only included the audited consolidated financial statements of the holding companies and the VIE (i.e., without the parent listco) as of and for the years ended December 31, 2020 and December 31, 2019. The Company has supplementally added the combined proforma financial statements, which were prepared to illustrate the financial conditions as if the reverse merger was completed in 2020 and 2019, on a newly-filed Exhibit 99.1 in response to the Staff’s comments.

U.S. Securities and Exchange Commission

October 12, 2021

9.

If applicable, disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Response to Comment No. 9:

The Company respectfully advises the Staff that its auditor is a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and is independent with respect to the Company as required in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. PCAOB has full power and authority to inspect the Company’s auditor. See “Report of Independent Registered Public Accounting Firm- Basis of Opinion” on page F-2.

Risk Factors, page 4

10.

Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

Response to Comment No. 10:

The Company has revised the risk factors “There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Yubo and, consequently, significantly affect our financial condition and results of operations. If the PRC government finds that the contractual arrangements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subjected to severe consequences, including the nullification of such agreements and the relinquishment of our interest in our VIE.” and “We currently conduct our business primarily through a contractually controlled PRC operating entity, and our control of the day-to-day operations of such PRC entity pursuant to contracts, to comply with Chinese law, may not be as effective as conducting business through direct equity ownership of such PRC entity due to uncertainties with respect to the PRC legal system which could materially and adversely affect our results of operations.” on pages 13 and 15, respectively,  in response to the Staff’s comments.

U.S. Securities and Exchange Commission

October 12, 2021

11.

Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Response to Comment No. 11:

The Company has added risk factors “The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, investors in our Class A common stock and our business face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business, financial condition, and results of operations.” and “We are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our Class A common stock or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.” highlighting the PRC government’s influence on pages 16 and 17, respectively, in response to the Staff’s comments.

12.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response to Comment No. 12:

The Company has added a risk factor “Yubo’s business might be subject to various evolving PRC laws and regulations regarding data privacy and security. Failure of data privacy and security compliance could subject Yubo to penalties, damage its reputation and brand and harm its business and results of operations.” highlighting the potential impact of the evolving PRC laws and regulations regarding data security and cybersecurity on Yubo’s business on page 17 in response to the Staff’s comments.

Results of Operations

Operating Expenses, page 50

13.

Similar to your revised disclosure provided in response to bullet three of our previous comment 4, please disclose the types of costs that are included in the other operating expense line item that ties to the $300,321 in other operating expenses recorded for the three months ended March 31, 2021.

Response to Comment No. 13: The Company has added a breakdown of other operating expenses for the three months ended March 31, 2021 and June 30, 2021 on page 54 in response to the Staff's comment.

Yubo International Biotech Limited

Notes to Consolidated Financial Statements

For the Three-Month Periods Ended March 31, 2021 and 2020

Note 2. Summary of Significant Accounting Policies

U.S. Securities and Exchange Commission

October 12, 2021

Revenue Recognition, page F-30

14.	Please expand your disclosure to specifically state when your performance obligations are satisfied and revenues are recognized (i.e. upon delivery or at shipment).

Response to Comment No. 14:

The Company respectfully advises the Staff that the Company’s performance obligations are satisfied upon delivery of its products to customers, upon which customers obtain control of the goods. The Company has revised the relevant disclosure on pages 53 and F-30 accordingly.

_________________________

We thank the Staff for its review and consideration of the Company’s Amendment No. 3 and the foregoing responses to the Staff’s comments. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (916) 868-0630 or by email at leema@gtlaw.com.

Sincerely,

/s/ Mark C. Lee
Mark C. Lee, Esq.

cc:	Jun Wang, Chief Executive Officer, Yubo International Biotech Limited
Lina Liu, Chief Financial Officer, Yubo International Biotech Limited
George Qi, Esq., Greenberg Traurig, LLP